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                                                                       EXHIBIT 1
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CHANCELLOR                                 745 ATLANTIC AVENUE, BOSTON, MA 02111
NEWS RELEASE                                                      (617) 728-8500

                             FOR IMMEDIATE RELEASE

   Stephen G. Morison                                William J. Guthlein
   President and Chief                               Vice President, Treasurer
   Executive Officer                                 and Chief Financial Officer
   (617) 728-8500                                    (617) 728-8500

                   CHANCELLOR ANNOUNCES NEW TRUCK AND TRAILER
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                  INVENTORY MANAGEMENT AND NETWORKING VENTURE
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   BOSTON, Massachusetts, June 28, 1996, Chancellor Corporation, a Boston-based equipment lessor, announced today that it has acquired a 50% interest in TruckScan, L.L.C. ("TruckScan"), a newly formed company located in West Bloomfield, Michigan. The remaining 50% is owned by TeleScan Technologies, L.L.C. ("TeleScan"), also located in West Bloomfield. TruckScan was formed to market and sell an electronic truck and trailer inventory management and networking program that works in a client/server environment. The TruckScan program provides dealers and other strategic sellers with an inventory management system, local advertising organizer and the opportunity to network their available inventory to potential buyers throughout the United States. The software and related technology was developed by TeleScan and has been made available to TruckScan under an exclusive international licensing agreement.
The program utilizes the latest in database management, digital imaging, and networking technology. In addition, the program includes proprietary technology developed by TeleScan for which patents and copyrights are pending.

     Gregory S. Harper, Vice President of Chancellor Corporation and the newly appointed President of TruckScan, stated that "The used truck and trailer market is fragmented and inefficient. There is a tremendous need to increase and upgrade the technology used within this market. This represents a great opportunity for companies that can provide technology based business solutions. We believe that TruckScan's program is just such a tool. The program will enable dealers to gain the efficiencies necessary to compete in a difficult and consolidating market. Our top priority is to quickly build the critical mass of buyers and sellers that will assure an efficient market for TruckScan's customers."

     Stephen G. Morison, President and Chief Executive Officer of Chancellor Corporation, stated that "We are confident that our investment in TruckScan will provide an excellent return for our investors. However, what is really exciting about this investment is that it complements every aspect of our remarketing business. Chancellor manages the disposition of over 2,000 pieces of equipment every year. The TruckScan program will allow Chancellor to network its available inventory to a large number of potential buyers. At the same time, Chancellor's remarketing customers have

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CHANCELLOR CORPORATION
NEWS RELEASE (Continued)
June 28, 1996

equipment needs that cannot always be met from Chancellor's inventory. The TruckScan program will enable Chancellor's sales staff to access the network and find inventory to satisfy the customer's request. The TruckScan program will also enable Chancellor to expand the fee based remarketing services that it provides to other finance lessors. We expect the TruckScan program will enhance our ability to sell their off lease equipment more quickly. TruckScan is an important part of Chancellor's continuing evolution toward becoming a full service remarketer and industry leader in used trucks and trailers."

   Founded in 1977, Chancellor Corporation has in recent years concentrated on the leasing of transportation equipment. It is also involved in the leasing of aircraft, communications, materials handling and other equipment. Chancellor Corporation's common stock is listed on the OTC Electronic Bulletin Board (symbol "CHCR").
























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